
August 19, 2013

Via E-Mail
Mr. Tan Tran
President, Secretary, Treasurer, and Director
JMJP Partners, Inc.
7545 Irvine Center Drive, Suite 200
Irvine, CA 92618

   Re: JMJP Partners, Inc., formerly Backgate Acquisition Corporation
     Amendment 3 to Registration Statement on Form 10
     Filed August 6, 2013
     August 2, 2013 Supplemental Response
     File No. 0-54824

Dear Mr. Tran:

   We reviewed the amended Form 10 and the supplemental response and have the comment below.

General

1. We note that the amended Form10 has been signed by the company's president, Mr. Tan Tran. You continue to disclose, however, on page three of the registration statement that "[t]he president of JMJP is the president, director and shareholder of Tiber Creek Corporation," and Items 4 and 5 of your disclosure have not been revised to reflect the appointment of Mr. Tran as the company's president or his controlling ownership interest in the company. Please file an amendment to the Form 10 to update properly these disclosures. In the alternative, you may incorporate the information by reference from the Form 8-K originally filed on February 26, 2013 and amended on August 6, 2013 in compliance with General Instruction F to Form 10 and Exchange Act Rule 12b-23.

Closing

   In responding to the comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director